THE HUNTINGTON FUNDS
2960 North Meridian Street
Suite 300
Attn: Huntington Funds Officer
Indianapolis, Indiana 46208

April 19, 2010

EDGAR Operations Branch
Securities and Exchange Commission
Office of Insurance Products
450 Fifth Street, Northwest
Washington, DC  20549

RE:         THE HUNTINGTON FUNDS (the “Trust”)
Huntington VA Balanced Fund
Huntington VA Dividend Capture Fund
Huntington VA Growth Fund
Huntington VA Income Equity Fund
Huntington VA International Equity Fund
Huntington VA Macro 100 Fund
Huntington VA Mid Corp America Fund
Huntington VA New Economy Fund
Huntington VA Real Strategies Fund
Huntington VA Rotating Markets Fund
Huntington VA Situs Fund
Huntington VA Mortgage Securities Fund
1933 Act File No. 33-11905
1940 Act File No. 811-5010

Dear Sir or Madam:

The following responds to your specific instructions that we furnish a written review of the responses provided to the oral comments received from the Commission’s staff on April 8, 2010 regarding the Huntington VA Funds’ 485(a) filing made on February 24, 2010. As discussed with the SEC examiner, Ellen Sazzman, the following changes have been made in response to the comments received:

1. In response to your comment regarding the cusip numbers at the beginning of the document, the cusips numbers have been removed from the beginning of the document.

2. In response to your comment regarding ticker symbols, ticker symbols have not been assigned to the Huntington VA Funds.

3. In response to your comment regarding the legend on summary prospectuses to be sent to shareholders, summary prospectuses are not being mailed to shareholders of the VA portfolios of the Huntington Funds.

4. In response to your comment regarding updated fee tables and performance information, marked samples have been submitted for review via e-mail.

5. In response to your comment regarding the “Other Expenses” line item under the “Fees and Expenses” table, per Item 3(3)(c)(iii), this line item will remain as it is currently disclosed.

6. In response to your comment regarding footnote 1 to the Huntington VA Balanced Fund’s “Fees and Expenses” table, the Advisor has been defined. This is a contractual waiver; therefore, the last sentence has been deleted.

7. In response to your comment regarding acquired fund fees and expenses in excess of 1 basis point being disclosed in the “Fees and Expenses” tables, none of the Huntington VA Funds have acquired fund fees and expenses in excess of 1 basis point. We have included the separate line item for several funds even though these acquired fund fees and expenses are less than 1 basis point.

8. In response to your first comment regarding the “Example”, this information is included under the “Fees and Expenses” heading.

9. In response to your second comment regarding the “Example”, the Huntington VA Balanced Fund is the only fund with a waiver and this information has been included under the “Example”.

10. In response to your first comment regarding “Portfolio Turnover”, the Huntington VA Growth Fund, Huntington VA New Economy Fund and the Huntington VA Rotating Markets Fund have portfolio turnover rates greater than 100% and “Active Trading Risk” has been disclosed for each fund as well as discussed in the strategy section.

11. In response to your second comment regarding “Portfolio Turnover”, the disclosure regarding taxable accounts has been deleted.

12. In response to your comment regarding the Huntington VA Balanced Fund’s description of equity securities, there are no individual securities that rise to the level of being principal.

13. In response to your comment regarding the Huntington VA Balanced Fund’s description of fixed-income securities, there are no individual securities that rise to the level of being principal.

14. In response to your comment regarding derivatives as a principal strategy, none of the Huntington VA Funds invest in derivatives as a principal strategy.

15. In response to your comment regarding principal investment risks of the Huntington VA Balanced Fund, the risks included under the “Principal Investment Risks” represent all of the risks of the underlying funds that in the aggregate are principal risks of the Huntington VA Balanced Fund.

16. In response to your comment regarding risks specific to investing in mortgage-backed securities, “Mortgage and Asset Backed Securities Risk,” “Prepayment Risk” and “Extension Risk” have been added to the “Principal Investment Risks” section of Huntington VA Balanced Fund.

17. In response to your comment to revise the “Performance” paragraph per Item 4 (b)(2)(i) of N-1A, this paragraph has been revised.

18.  In response to your comments regarding the “Average Annual Return Table” section, the sentence regarding index returns not reflecting fees or expenses has been deleted; footnotes to the return table have been removed and short index descriptions have been placed in the paragraph prior to the table. Also, inception dates have been placed in the appropriate column and the entity and reason for creating any blended index have been disclosed.

19.  In response to your first comment regarding the the Huntington VA Dividend Capture Fund, there are no reimbursements/waivers.

20.  In response to your second comment regarding the Huntington VA Dividend Capture Fund, the following revision has been made: “The Fund invests at least 80% of its assets in dividend-paying stocks, and the Advisor focuses on those it believes are undervalued or out of favor.”

21.  In response to your third comment regarding the Huntington VA Dividend Capture Fund, the “Active Trading Risk” refers to the frequent purchases of stocks in a short period prior to the ex-dividend date. The sentence will be revised to include at the end “...which increases the amount of trading the Fund will incur.”

22.  In response to your comment regarding the Huntington VA Growth Fund, the sentence “The Advisor occasionally invests in established companies....” will be deleted.

23.  In response to your comment regarding adding risks associated with preferred or convertible stocks to the Huntington VA Growth Fund, Huntington VA Dividend Capture Fund, and Huntington VA Income Equity Fund, “Interest Rate Risks”, “Credit Risks” and “Call Risks” have been added to the Funds “Principal Investment Risks” sections.

24.  In response to your comment regarding the Huntington VA Growth Fund’s “Average Annual Total Return Table,” this has been revised to show only the primary index.

25.  In response to your comment regarding the deletion of “An investment in the Fund is not a bank deposit, and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency,” per Item 4(b)(iii) of N-1A, this disclosure is remaining since the Advisor is an affiliate of a bank.

26.  In response to your comment regarding Huntington VA Macro 100 Fund, all 100 stocks are not equally weighted. The Advisor will determine appropriate weightings of the holdings from time to time.

27.  In response to your first comment regarding Huntington VA Mid Corp America Fund, convertible bonds and convertible preferred stocks have been added to the strategy along with appropriate risks in the “Principal Risks” sections.

28.  In response to your second comment regarding Huntington VA Mid Corp America Fund, the market capitalization range information has been included.

29.  In response to your third comment regarding Huntington VA Mid Corp America Fund, “Factors that the Advisor typically considers....” has been revised to “Evaluation techniques the Advisor typically uses in selecting individual securities include fundamental analysis, valuation techniques, and technical analysis.”

30.  In response to your comment regarding Huntington VA New Economy Fund, convertible bonds and convertible preferred stocks have been added to the strategy along with appropriate risks in the “Principal Risks” sections.

31.  In response to your second comment regarding the Huntington VA New Economy Fund, the market capitalization range information has been included.

32.  In response to your comment regarding the Huntington VA Rotating Markets Fund, the market capitalization range information has been included.

33.  In response to your second comment regarding the Huntington VA Rotating Markets Fund, concentration risk is not a risk of this Fund.

34.  In response to your comment regarding adding risks associated with preferred or convertible stocks to the Huntington VA Situs Fund, “Interest Rate Risks”, “Credit Risks” and “Call Risks” have been added to the Fund’s “Principal Investment Risks” section.

35.  In response to your comment regarding placement of disclosure regarding the Funds’ objectives only being able to be revised by a shareholder vote, this disclosure is included under “Additional Information about the Huntington Funds.”

36.  In response to your comment regarding the “Dividends, Capital Gains and Taxes” section, this section has been revised as follows:

“Tax Information

Generally, owners of variable annuity contracts are not taxed currently on income or gains realized with respect to such contracts. Refer to the prospectus of your insurance company separate account for a discussion of the tax status of your variable contract.”

37.  In response to your comment regarding the deletion of disclosure to the Underlying Funds’ principal strategies and risks, it is believed that this additional information is appropriate for investors.

38.  In response to your comment regarding the “Portfolio Holdings” section, the disclosure has been revised to include information regarding prohibiting trading on confidential information.

39.  In response to your comment to identify the Investment Advisor, the Advisor has been defined under the “Investment Advisor” section.

40.  In response to your comment regarding the availability of a review of the advisory agreement in the Annual Report, this is included under the “Advisory Services” section.

41.  In response to your comment to revise the discussion of the waiver under the “Advisory Services” section, this disclosure has been revised to reflect that the waiver only applies to the Huntington VA Balanced Fund.

42.  In response to your comment regarding the “Investment Practices” section, the principal strategies are discussed in Item 9. This section is designed to give a fuller picture and includes principal strategies as well as non-principal strategies.  This section has been cross referenced.

43.  In response to your comment regarding the “Portfolio Holdings” section of the Statement of Additional Information, this has been revised to include information regarding prohibiting trading on confidential information.

44. In response to your comment regarding complying with Release 9089 and Item 17 of Form N-1A, disclosure has been added to comply with Release 9089 and Item 17 of Form N-1A.

If you have any questions on the enclosed material, please contact me at (412) 288-1202.

Very truly yours,

/s/ Alice Helscher
Alice Helscher
Senior Paralegal